May 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Antares Pharma, Inc. Form 10-K for the year ending December 31, 2004 Commission File No.: 1-32302 Filed March 17, 2005

Dear Mr. Cascio:

On behalf of Antares Pharma, Inc. (the “Company”), following are the Company’s responses to the Staff’s comments on the above-captioned filing (“10-K”) conveyed in the Staff comment letter, dated May 4, 2005 (the “Comment Letter”). The Company’s responses to the Comment Letter were filed electronically via EDGAR, with three (3) additional courtesy paper copies being sent to each of you and Ms. Lochhead via Federal Express. To the extent appropriate, the Company hereby advises the Staff that it will make changes to its future filings based on its responses set forth below.

We have reproduced the Staff’s comments in boldface print below, with the Company’s response to each comment inserted directly below each comment.

Revenue Recognition – Page 59

1.	We note that you identify units of accounting in your revenue transactions under EITF 00-21. We have the following comments regarding your revenue recognition for up-front license payments and development fees:

•	Please clarify supplementally and in future filings the specific criteria you use to determine whether the up-front license payments and development fees are a separate unit of accounting.

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2005

The Company hereby supplementally advises the Staff that the Company evaluated the criteria of paragraph 9 of EITF 00-21 to determine whether the up-front license payments and development fees are separate units of accounting.

The only agreement into which the Company has entered with multiple revenue generating activities since June 15, 2003, the effective date of EITF 00-21, is its agreement with Eli Lilly and Company (“Lilly”) dated September 12, 2003. After analyzing the terms of the agreement considering the requirements of EITF 00-21 and SAB 104, the Company concluded that the three separation criteria in paragraph 9 of 00-21 were not met for any portion of the agreement and that no portion thereof could be viewed as a discrete earnings event. Therefore, the entire agreement has been accounted for as one arrangement.

•	Please discuss the nature of any continuing performance obligations and any terms of the arrangement that would support recognizing revenue from up-front license fees upon receipt. Tell us how the activities associated with the up-front fee, even if considered a separate unit of accounting under EITF 00-21, provides value to the customer on a standalone basis. Clarify how the receipt of the up-front license fees represents the culmination of a separate earnings process. Refer to SAB Topic 13.A.3.F.

Upon determination that the separate elements within the Lilly agreement should be accounted for as one arrangement, the Company evaluated its continuing performance obligations thereunder. The Company is required to stand ready to manufacture product for Lilly for a 15-year period. Therefore, the Company did not recognize the up-front license fee from Lilly as revenue upon receipt and is recognizing deferred revenue, as revenue, on a straight-line basis over the 15-year life of the agreement.

•	Please clarify the period over which revenue is recognized when the up-front payment or development period is deferred and amortized into revenues on a straight-line basis.

As mentioned above, since June 15, 2003, the Company’s agreement with Lilly is the only agreement into which the Company has entered with multiple revenue generating activities. Also as mentioned above, the up-front payment received from Lilly is being recognized into revenue over the life of the agreement. Development billings and related costs are being recognized from the time development work is invoiced to Lilly over the remaining life of the agreement.

The Company supplementally advises the Staff that it consulted with its KPMG LLP engagement team, who in turn, consulted with its national Department of Professional Practice. KPMG concurs with the Company’s accounting for the Lilly agreement.

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2005

Note 3. Convertible Debentures – Page 64

2.	Please provide supplemental details of the nature of the significant loss on conversion of the 8% Senior Secured Convertible Debentures and the Shareholder Term Note as discussed in Notes 3 and 13 of your financial statements. Tell us the reasons for the significant conversion premium incurred on September 12, 2003.

In response to this comment, the Company supplementally advises the Staff as follows:
The losses recognized in connection with the conversion of the 8% Senior Secured Convertible Debentures and the Shareholder Term Notes were $6,017,346 and $10,266,331, respectively. In each case, the loss represents the difference between the fair value of the equity issued and the carrying value of the debt on September 12, 2003. Both exchange agreements contained contingency provisions requiring consummation of the Lilly agreement prior to finalizing the exchange transactions. The Company evaluated the contingency provisions and concluded that it did not have a firm commitment date in accordance with paragraph 17 of EITF 00-27 until the Lilly agreement was completed on September 12, 2003. The fair value of the equity securities issued in the exchange transactions was based on the fair market value of the Company’s common stock on September 12, 2003.

In the case of the debentures, the Company issued 243,749 shares of Series D Convertible Preferred Stock, effective September 12, 2003, in exchange for the debentures. This stock was valued at $28.75 per share based on (1) a conversion ratio of 10 shares of common stock for each preferred share, (2) a closing price of $3.03 per common share on September 12, 2003, (3) a premium of approximately 5% due to the liquidation preference, and (4) a discount of approximately 5% due to no voting rights. The total fair value of the Series D preferred stock was determined to be $7,007,784. In addition to the Series D preferred stock, the debenture holders received a reduction in the per share exercise price of existing warrants from $0.55 to $0.40 in consideration for the release of the security interest they held in the Company’s assets. Using the Black-Scholes valuation model, the warrants fair value increased by $90,333 as a result of the change in the exercise price. The total fair value of equity given-up in exchange for the debentures was $7,098,117. The total carrying value of the debentures, including accrued interest, net of unamortized premium and discount, was $1,080,771. The resulting loss recognized was $6,017,346.

In the case of the term notes, effective September 12, 2003, the Company issued 2,398,635 shares of common stock and warrants for the purchase of 1,798,976 shares of the Company’s common stock at an exercise price of $1.25 per share in exchange for the term notes. The fair value of the shares of common stock issued, based on a closing price of $3.03 on September 12, 2003, was $7,267,864. The fair value of the warrants issued, using the Black-Scholes valuation model, was $5,051,031. The total fair value of the equity given-up in exchange for the term notes was $12,318,895. The carrying value of the term notes, including accrued interest, net of unamortized discount, was $2,052,564. The resulting loss recognized was $10,266,331.

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2005

The significant conversion premiums occurred for the following reasons:

(1)	The Company did not have adequate cash reserves to both eliminate the debt and continue to fund operations; therefore equity instruments were issued.
(2)	The number of shares of Series D preferred stock issued in exchange for the convertible debentures was determined such that the number of shares of common stock issuable upon conversion of the Series D Preferred Stock would be the same as it would have been for the conversion of convertible debentures into common stock.
(3)	The number of shares of common stock and warrants issued for the term notes was the same as that offered in the then-recent July 2003 private placement in which common shares were sold for $1.00 each. This investment also included 75% warrant coverage. The principal and accrued interest of the term notes totaled $2,398,635.
(4)	As a result of an increase in the price of the Company’s common stock on September 12, 2003, the amount of conversion premiums increased. Even absent this increase, conversion premiums would have been expected given that the investors were exchanging debt for more volatile, risky equity instruments.

Again, the Company consulted with its KPMG LLP engagement team on this matter, who in turn, consulted with its national Department of Professional Practice. KPMG concurred with the Company’s accounting for these exchange agreements.

Note 10. Third Party Supply Agreement

3.	Tell us whether you considered the termination of in-house manufacturing operations and subsequent outsourcing of the assembly work to a supplier an exit activity under SFAS 146. Clarify whether there were significant employee terminations, how you disposed of the manufacturing equipment, and how you accounted for any transition costs. To the extent applicable, please provide the disclosures of paragraph 20 of SFAS 146 and SAB 5P in future filings.

In response to this comment, the Company supplementally advises the staff as follows:
For the reasons set forth below, the Company does not consider the termination of in-house manufacturing operations and subsequent outsourcing of assembly work to a supplier as an “exit activity” under SFAS 146. The Company remains the manufacturer of record and the control location for all quality assurance, product qualification, release authorizations, change control and shipping and records control as well as continuing prototype development work and product enhancements. The Company maintains complete control over the product in accordance with FDA guidelines.

There were five employee terminations; however, three of these employees were transferred to the supplier performing subject assembly work. There were no employee termination costs as there was no severance compensation. A significant portion of the Company’s assembly equipment was transferred to the assembly supplier, as assets owned by the Company, such equipment being currently used in the supplier’s assembly operations. There were no assets considered impaired as result of this outsourcing activity as all manufacturing assets continued

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
May 16, 2005

to be in service at either their current location (such as molds at the molding supplier location) or the assembly supplier location. Only minor amounts of transition costs were incurred, estimated at $25,000, which were accounted for as a period cost in 2003.

Based on the foregoing, the Company does not believe that it needs to provide the disclosures of paragraph 20 of SFAS 146 and SAB 5P in future filings.

If you have any questions regarding the above responses feel free to contact the undersigned at (610) 458-6200.

Sincerely,

/S/ LAWRENCE M. CHRISTIAN
Lawrence M. Christian
Chief Financial Officer/Vice President-Finance

c:	Ms. Kristin Lochhead, Staff Accountant, United States Securities and Exchange Commission Jeff Cotter, Leonard, Street and Deinard Professional Association Tom Garton, KPMG LLP Jack Stover